NESTLÉ S.A.

82-1252

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

SUPPL

June 27, 2006

Ladies and Gentlemen,

Please find enclosed the following documents of Nestlé S.A. (the "Company") :

- copy of the official notice of June 27, 2006 to the SWX Swiss Exchange; and
- copy of the e-mail of June 27, 2006 to the SWX Swiss Exchange,

both relating to the reduction of the share capital of Nestlé S.A.

The Company hereby furnishes these documents to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 27 19; e-mail : michele.burger@nestle.com) should you have any questions.

Yours sincerely,

Nestlé S.A.

Michèle Burger

7/5

Being Public reporting forms

Reporting Contacts
Reporting change of address of the head office
Reporting auditing firm
Reporting conditional capital
Official notice dividends
Official notice capital decrease
Official notice name change

Official notice capital decrease

* Please complete all marked fields

Report no.	(determined by the SWX)
Issuer*	Nestlé S.A.
Title category *	registered shares
Security no.*	1205604
ISIN*	CH0012056047
[1] Statement of fact*	Reduction of the share capital of C 403'520'000 to newly CHF 400'735'70 through cancellation of 2'784'300 registered shares with a nominal va CHF 1 each, as resolved by the Annu
Date*	27.6.06
Person*	Michèle Burger
Bank/company*	Nestlé S.A.
Phone no.*	+41.21.924.2719

Submit   Clear entries

Information on:

- Decision-making process and type of decrease
- Date on which the change should be implemented on the Exchange
- In the case of redemptions: payment date, ex date, gross amount per equit no.

[1] Text on the decision-making process, including the date on which the change sh on the Exchange

-----Original Message-----
From: site_master@swx.com [mailto:site_master@swx.com]
Sent: Dienstag, 27. Juni 2006 16:30
To: Meldepflichten
Subject: Formular: Offizielle Mitteilung Kapitalherabsetzung

Emittent: Nestlé S.A.
Titelkategorie: registered_shares
Valoren-Nr.: 1205604
ISIN: CH0012056047

Sachverhalt:
Reduction of the share capital of CHF 403'520'000 to newly CHF 400'735'700 through cancellation of 2'784'300 registered shares with a nominal value of CHF 1 each, as resolved by the Annual General Meeting of April 6, 2006; change should be implemented on the Exchange on June 29, 2006

Datum: 27.06.2006
Person: Michèle Burger
Bank/Firma: Nestlé S.A.
Telefon: +41.21.924.2719

Sprache: en

-----Original Message-----
From: Burger,Michele,VEVEY,FC-JUR
Sent: Tuesday,27. June 2006 16:32
To: 'meldepflichten@swx.com'; 'cinzia.saraco@swx.com'
Subject: Nestlé S.A. - decrease of share capital (5.04 of Annex 1 of CXircular 1)

Dear Madam, dear Sir,

Further to our official notice of today relating to the decrease of the share capital of Nestlé S.A. (sent to you by e-mail), please find attached hereto a copy of the

- Extracts from the Commercial Registers Vaud/ Zug
- Articles of Association (in French).

Should you have any questions or require further information, please do not hesitate to contact us.

Yours truly

Numér001.PDF   HR-Auszug Nestlé AG-AK-Herabse...

Michèle Burger
General Counsel Corporate
Nestlé S.A.
Tel. +41 21 9242719 Fax +41 21 9244592
michele.burger@nestle.com

Registernummer	Rechtsnatur	Eintragung	Löschung	Übertrag von	Übertrag auf	Seite
CH-170.3.001.001-3	Aktiengesellschaft	09.03.1883		3-1001		1

Alle Eintragungen

Ei	Lö	Firma
1		Nestlé AG
1		(Nestlé SA)
1		(Nestlé Ltd)

Ei	Sitz
1	Cham

Ei	Lö	Domizil - Adresse	Domizilhalter	PLZ	Ort
1		Zugerstrasse 8		6330	Cham

Ei	Währ	Aktienkapital	Liberierung	Anzahl	Art	Nennwert
1	~~CHF~~	~~403'520'000.00~~	~~403'520'000.00~~	~~40'352'000~~	~~vinkulierte Namenaktien~~	~~10.00~~
27	~~CHF~~	~~403'520'000.00~~	~~403'520'000.00~~	~~403'520'000~~	~~vinkulierte Namenaktien~~	~~1.00~~
54	CHF	400'735'700.00	400'735'700.00	400'735'700	vinkulierte Namenaktien	1.00

Ei	Lö	Währ	PS-Kapital	Liberierung	Anzahl	Art	Nennwert

Ei	Lö	Art	Qualifizierte Tatbestände (Sacheinlage, -übernahme, Vorteile, Genussscheine usw.)

Ei	Lö	Zweck
1		Beteiligung an Industrie-, Handels- und Finanzunternehmungen in der Schweiz und im Ausland, insbesondere auf dem Gebiete der Nahrungsmittelindustrie und der damit im Zusammenhang stehenden Industrien. Die Gesellschaft kann selber derartige Unternehmungen gründen oder sich an schon bestehenden beteiligen, sie finanzieren und fördern. Die Gesellschaft kann alles unternehmen, was nach dem Dafürhalten ihrer Verwaltung den Zweck des Unternehmens fördert oder der Verwendung seiner verfügbaren Mittel dient

Ei	Lö	Art	Bemerkungen
1		Fusion	Aktiven und Passiven der "Fribe AG", in Zürich, gemäss Bilanz per 31.12.1989 nach Massgabe von Art. 748 OR. Die übernehmende Gesellschaft ist Eigentümerin sämtlicher Aktien der übernommenen Gesellschaft
1		Fusion	Aktiven und Passiven der "Interfranck Holding AG", in Cham, gemäss Bilanz per 30.06.1991 nach Massgabe von Art. 748 OR. Die übernehmende Gesellschaft ist Eigentümerin sämtlicher Aktien der übernommenen Gesellschaft
1		Fusion	Aktiven und Passiven der "Nestlé Nutrition SA", in Vevey, gemäss Bilanz per 20.12.1991 nach Massgabe von Art. 748 OR. Die übernehmende Gesellschaft ist Eigentümerin sämtlicher Aktien der übernommenen Gesellschaft
1		Bemerkung	Die Gesellschaft hat einen zweiten Sitz in Vevey
3		Bemerkung	Aenderung einer nicht publikationspflichtigen Tatsache
23		Bemerkung	Die Erwähnung des Statutendatums vom 25.05.2000 im Tagebucheintrag Nr. 7108 vom 04.09.2000 (SHAB Nr. 175 vom 08.09.2000, S. 6165) ist irrtümlich erfolgt. Es hat keine Statutenänderung an diesem Datum stattgefunden
27		Bemerkung	Ferner Aenderung nicht publikationspflichtiger Tatsachen
53		Bemerkung	Aenderung einer nicht publikationspflichtigen Tatsache
54		Bemerkung	Bei der Kapitalherabsetzung vom 06.04.2006 werden 2'784'300 Namenaktien zu CHF 1.00 vernichtet; es handelt sich dabei um eigene Aktien der Gesellschaft. Die Beachtung der gesetzlichen Vorschriften im Sinne von Art. 734 OR wurde durch öffentliche Urkunde vom 22.06.2006 festgestellt

Ei	Statutendatum	Ei	Statutendatum	Ei	Statutendatum	Ei	Statutendatum
1	27.05.1993	27	05.04.2001	54	06.04.2006		
3	08.09.1995	53	06.04.2006				

Ei	Lö	Publikationsorgane	Ei	Lö	Publikationsorgane
1		SHAB			

Ei	Lö	Zweigniederlassungen	Ei	Lö	Zweigniederlassungen	Ei	Lö	Zweigniederlassungen

Fortsetzung auf Seite 2

Registernummer	Firma	Sitz	Seite
CH-170.3.001.001-3	Nestlé AG	Cham	2

Alle Eintragungen

Ei	TB-Nr	TB-Datum	SHAB	Datum	Seite / Id.	Ei	TB-Nr	TB-Datum	SHAB	Datum	Seite / Id.
1		Ersterfassung	26	07.02.1995	726	28	5294	12.06.2001	115	18.06.2001	4560
2	5789	26.09.1995	193	05.10.1995	5497	29	7345	13.08.2001	158	17.08.2001	6332
3	5896	28.09.1995	195	09.10.1995	5559	30	9797	24.10.2001	210	30.10.2001	8494
4	737	01.02.1996	28	09.02.1996	796	31	2561	08.03.2002	51	14.03.2002	15 / 384796
5	3276	17.05.1996	103	30.05.1996	3143	32	4128	24.04.2002	82	30.04.2002	17 / 449396
6	5445	13.08.1996	161	21.08.1996	5039	33	5153	29.05.2002	105	04.06.2002	15 / 495300
7	7160	21.10.1996	211	30.10.1996	6630	34	8795	18.09.2002	184	24.09.2002	17 / 654816
8	581	24.01.1997	24	06.02.1997	814	35	9567	11.10.2002	201	17.10.2002	16 / 689564
9	3766	26.05.1997	107	09.06.1997	3923	36	10777	19.11.2002	228	25.11.2002	18 / 741954
10	8550	09.10.1997	198	15.10.1997	7516	37	903	28.01.2003	21	03.02.2003	21 / 843466
11	9697	21.11.1997	229	27.11.1997	8591	38	2840	25.03.2003	61	31.03.2003	18 / 927648
12	486	20.01.1998	16	26.01.1998	572	39	4169	08.05.2003	91	14.05.2003	16 / 989502
13	3121	01.05.1998	87	07.05.1998	3096	40	8345	05.09.2003	174	11.09.2003	15 / 1167394
14	4891	07.07.1998	132	13.07.1998	4838	41	10792	11.11.2003	221	17.11.2003	13 / 1262668
15	7528	20.10.1998	207	26.10.1998	7297	42	12452	19.12.2003	249	29.12.2003	25 / 2050200
16	8731	04.12.1998	240	10.12.1998	8440	43	3541	06.04.2004	71	14.04.2004	21 / 2211698
17	1569	25.02.1999	43	03.03.1999	1414	44	7180	13.07.2004	137	19.07.2004	19 / 2367264
18	8372	12.10.1999	202	18.10.1999	7114	45	11458	11.11.2004	224	17.11.2004	15 / 2546680
19	10822	28.12.1999	1	03.01.2000	5	46	12375	03.12.2004	240	09.12.2004	20 / 2580312
20	2320	24.03.2000	64	30.03.2000	2143	47	4327	21.04.2005	81	27.04.2005	17 / 2810542
21	3394	27.04.2000	86	03.05.2000	2958	48	6461	14.06.2005	117	20.06.2005	21 / 2888592
22	7108	04.09.2000	175	08.09.2000	6165	49	8353	28.07.2005	149	04.08.2005	14 / 2961264
23	7884	29.09.2000	194	05.10.2000	6805	50	10173	16.09.2005	184	22.09.2005	17 / 3028374
24	9014	03.11.2000	219	09.11.2000	7629	51	13004	02.12.2005	239	08.12.2005	20 / 3139062
25	10229	11.12.2000	245	15.12.2000	8555	52	13933	23.12.2005	254	30.12.2005	26 / 3175216
26	692	22.01.2001	18	26.01.2001	638	53	4530	10.04.2006	74	18.04.2006	18 / 3335650
27	3861	02.05.2001	88	08.05.2001	3433	54	7588	26.06.2006			

Ei	Er	E.d	Lö	Personenangaben	Eigenschaften	Zeichnungsart
1		10		~~Maucher, Helmut, H: Bundesrepublik Deutschland, in Corseaux~~	~~P~~	~~EU~~
					~~Del~~	~~EU~~
1			6	~~de Kalbermatten, Bruno, H: Sion, in Jouxtens-Mézery~~	~~M~~	~~oZB~~
1		10		~~Gerber, Fritz, H: Huttwil, in Zollikon~~	~~M~~	~~oZB~~
1			6	~~Lalive, Pierre, H: Genève, Fribourg, in Genève~~	~~M~~	~~oZB~~
1			24	~~Volcker, Paul A., H: Vereinigte Staaten, in New York (US)~~	~~M~~	~~oZB~~
1			40	~~Schmidheiny, Dr. Stephan, H: Balgach, Pagig, in Freienbach~~	~~M~~	~~oZB~~
1			10	~~Daniel, José, H: Spanien, in Lausanne~~	~~GD~~	~~EU~~
1			7	~~Masip, Ramon, H: Spanien, in Epalinges~~	~~GD~~	~~EU~~
1			5	~~Zoells, Friedrich W., H: Bundesrepublik Deutschland, in La Tour-de-Peilz~~	~~D~~	~~EU~~
1			9	~~Schmid, Harry Kurt, H: Zürich, in Saint-Légier-La Chiésaz~~	~~D~~	~~EU~~
1			10	~~Carpenter, Robert D., H: Vereinigte Staaten, in La Tour-de-Peilz~~	~~D~~	~~EU~~
1			37	~~Koutaissoff, Alexandre, H: Pully, in Pully~~	~~StvD~~	~~EU~~
1			5	~~Schnyder, Dr. Klaus, H: Zürich, in Chardonne~~	~~StvD~~	~~EU~~
1			9	~~Vogel, Pierre, H: Kölliken, in Saint-Légier-La Chiésaz~~	~~StvD~~	~~EU~~
1			2	~~Fleischhacker, Karl, H: Österreich, in La Tour-de-Peilz~~	~~StvD~~	~~EU~~
1			4	~~Küng, Frédéric, H: Eriswil, in Montreux~~	~~VD~~	~~EU~~
1		4		~~Perroud, François, H: Attalens, in Villars-sur-Glâne~~	~~VD~~	~~EU~~
1		5		~~Fookes, Geoffrey Alan, H: Vereinigtes Königreich, in Châtel-Saint-Denis~~	~~VD~~	~~EU~~
1			5	~~Nuber, Werner, H: Bertschikon, in Hünenberg~~	~~VD~~	~~EU~~
1			20	~~Borgeaud, Philippe, H: Pully, in Montreux~~	~~VD~~	~~EU~~
1			4	~~Staite, Lewis, H: Kanada, in Scarborough (CA)~~	~~ZB~~	~~KU2~~
1		22		~~Gut, Rainer E., H: Reiden, in Bassersdorf~~	~~VP~~	~~EU~~
1			10	~~Leutwiler, Fritz, H: Reinach AG, in Zumikon~~	~~VP~~	~~EU~~
1			34	~~Gasser, Rupert, H: Österreich, in Sainte-Croix~~	~~GD~~	~~EU~~
1		10		~~Brabeck-Letmathe, Peter, H: Österreich, in La Tour-de-Peilz~~	~~GD~~	~~EU~~
1		2		~~Frick, Hans Peter, H: Zürich, Sennwald, in Tannay~~	~~D~~	~~EU~~

Fortsetzung auf Seite 3

Registernummer	Firma	Sitz	Seite
CH-170.3.001.001-3	Nestlé AG	Cham	3

Alle Eintragungen

Ei	Er	E.d	Lö	Personenangaben	Eigenschaften	Zeichnungsart
1			10	Santa Cruz Sutil, Lucia, H: Chile, in Santiago (CL)	M	oZB
1			44	Spoerry, Vreni, H: Fischenthal, in Horgen	M	oZB
1			18	Studer, Robert, H: Littau, Hasle LU, in Schönenberg ZH	M	oZB
1		6		Domeniconi, Reto F., H: Zürich, in Blonay	GD	EU
1			50	Garrett, Michael W.O., H: Vereinigtes Königreich, Australien, in Saint-Légier-La Chiésaz	GD	EU
1			10	Milhaud, Serge, H: Frankreich, in Blonay	D	EU
1			12	Jost, Alexandre, H: Wynigen, Zürich, in La Tour-de-Peilz	D	EU
1			13	Cuendet, Jean, H: Sainte-Croix, in La Tour-de-Peilz	StvD	EU
1			5	Issenmann, Stephan A., H: Walchwil, in Blonay	StvD	EU
1			5	Kux, Barbara, H: Küsnacht ZH, in La Conversion	StvD	EU
1			19	Romero, Norberto, H: Argentinien, in La Tour-de-Peilz	VD	EU
1		2		Gallagher, James, H: Vereinigtes Königreich, in Blonay	StvD	EU
1			6	Frehner, Walter, H: Herisau, Riehen, in Riehen	M	oZB
1			28	de Pury, David, H: Neuchâtel, Saint-Blaise, in Zollikon	M	oZB
1			8	Braun, Felix Romeo, H: Bronschhofen, in Villeneuve VD	GD	EU
1			12	Hall, Gilbert, H: Neuchâtel, in Blonay	VD	EU
1			31	Donati, Carlo, H: Lugano, in Belmont-sur-Lausanne	StvD	EU
1		22		Vandeghinste, Peter, H: Belgien, in Corsier-sur-Vevey	VD	EU
1		4		Corti, Mario, H: Winterthur, in Pasadena (US)	ZB	KU2
1		20		Cella, Francis C., H: Vereinigte Staaten, in Toronto (CA)	ZB	KU2
1			44	Dunkel, Arthur, H: Merishausen, in Russin	M	oZB
1			4	Van Geenen, Ivo, H: Niederlande, in Vevey	StvD	EU
1			5	Reichenberger, Wolfgang, H: Österreich, in Montreux	D	EU
1			22	Véron, Philippe, H: Frankreich, in Lausanne	GD	EU
1			17	Romaneschi, Alberto, H: Pollegio, in Chexbres	VD	EU
1		4		Represas, Carlos E., H: Mexiko, in Mexiko (MX)	GD	EU
1			12	Mignon, Patrice, H: Frankreich, in Lutry	D	EU
1			9	Neal, Gordon Douglas, H: Vereinigtes Königreich, in Lausanne	StvD	EU
1			12	Cantacuzene, Alexandre, H: Frankreich, in Ollon	VD	EU
1				de Maillardoz, Thierry, H: Rue, Fribourg, in Pully	VD	EU
1				Meyers, Jean-Pierre, H: Frankreich, in Neuilly / Seine (FR)	M	oZB
1				Keusch, Beat, H: Hermetschwil-Staffeln, in Brunnen	Prok	KP2
1				Böckli, Peter, H: Frauenfeld, in Binningen	M	oZB
1				KPMG Klynveld Peat Marwick Goerdeler SA, in Zürich	Rev.stelle	
1				Daniel, Bernard, H: Genève, in Jongny	D	EU
					SekNM	EU
2	1	5		Gallagher, James, H: Vereinigtes Königreich, in Blonay	D	EU
2	8			Etienne, Edouard, H: Praroman, in Steinhausen	Prok	KP2
2	1			Frick, Hans Peter, H: Zürich, Sennwald, in Gingins	D	EU
4	1	6		Corti, Mario, H: Winterthur, in Montreux	StvGD	EU
4	1		45	Represas, Carlos E., H: Mexiko, in Villeneuve VD	GD	EU
4			6	Olofsson, Lars Goran, H: Schweden, in Vevey	D	EU
4			51	Renk, Hans-Joerg, H: Riehen, in Riehen	VD	EU
4			28	Weller, Joe, H: Vereinigte Staaten, in San Marino (US)	ZB	KU2
4		22		Singh, James, H: Kanada, in Richmond Hill (CA)	ZB	KU2
4	1			Perroud, François-Xavier, H: Attalens, in Villars-sur-Glâne	StvD	EU
4				Oberhänsli, Herbert, H: Engwilen, in Blonay	VD	EU
5	1		24	Fookes, Geoffrey Alan, H: Vereinigtes Königreich, in Châtel-Saint-Denis	StvD	EU
5	2	7		Gallagher, James, H: Vereinigtes Königreich, in La Tour-de-Peilz	D	EU
6	1		28	Domeniconi, Reto F., H: Zürich, in Blonay	M	oZB
6	4	13		Corti, Mario, H: Winterthur, in Montreux	GD	EU
6			15	Blum, Georges, H: Pully, in Pully	M	oZB
6			9	Denrell, Christer, H: Schweden, in Montreux	D	EU
7	5		19	Gallagher, James, H: Vereinigtes Königreich, in Corseaux	D	EU

Fortsetzung auf Seite 4

Alle Eintragungen

Ei	Er	E.d	Lö	Personenangaben	Eigenschaften	Zeichnungsart
7			30	~~Ramos Giraud, Ricardo, H: Spanien, in Pully~~	~~StvD~~	~~EU~~
7		13		~~Lüthi, Jean-Marc, H: Bleienbach, in Savigny~~	~~VD~~	~~EU~~
8	2		31	~~Etienne, Edouard, H: Praroman, in Steinhausen~~	~~VD~~	~~EU~~
8			30	~~Raeber, Robert, H: Baden, in Lausanne~~	~~GD~~	~~EU~~
9			24	~~Andreu, Manuel, H: Spanien, in Chardonne~~	~~StvD~~	~~EU~~
9		12		~~Baechler, Gaston, H: Praroman, in Blonay~~	~~StvD~~	~~EU~~
9			31	~~Lim, Khing Fong, H: Singapur, in Pully~~	~~StvD~~	~~EU~~
9			18	~~Miceli, Vicenzo, H: Italien, in Lausanne~~	~~StvD~~	~~EU~~
9		22		~~Christiansen, Niels, H: Vereinigte Staaten, in La Tour-de-Peilz~~	~~VD~~	~~EU~~
9			13	~~Dupont, Alphonse, H: Vouvry, in Vouvry~~	~~VD~~	~~EU~~
9		20		~~Dupont, Dominique, H: Vouvry, in Vouvry~~	~~VD~~	~~EU~~
9			18	~~Hefti, Hans Peter, H: Luchsingen, in Lutry~~	~~VD~~	~~EU~~
9			19	~~Schelling, Thomas, H: St. Gallen, in Blonay~~	~~VD~~	~~EU~~
9			19	~~Silva, Felipe Rafael, H: Vereinigte Staaten, in La Tour-de-Peilz~~	~~VD~~	~~EU~~
9			22	~~Tarnero, Giuseppe, H: Italien, in Blonay~~	~~VD~~	~~EU~~
9				Rossier, Claude, H: Lovens, in Belmont-sur-Lausanne	StvD	EU
10	1		22	~~Maucher, Helmut, H: Bundesrepublik Deutschland, in Corseaux~~	~~P~~	~~EU~~
10	1	28		~~Brabeck-Letmathe, Peter, H: Österreich, in La Tour-de-Peilz~~	~~Del~~	~~EU~~
10	1		28	~~Gerber, Fritz, H: Röthenbach im Emmental, in Arlesheim~~	~~VP~~	~~EU~~
10			14	~~Harris, John, H: Vereinigte Staaten, in Montreux~~	~~D~~	~~EU~~
10				Castañer, Francisco, H: Spanien, in Pully	GD	EU
11			22	~~Aba, Denis, H: Frankreich, in La Tour-de-Peilz~~	~~D~~	~~EU~~
12	9		31	~~Baechler, Gaston, H: Praroman, in Blonay~~	~~D~~	~~EU~~
12			21	~~Helg, Barthélemy L., H: Genève, Delémont, in Chavannes-le-Veyron~~	~~StvD~~	~~EU~~
12			29	~~Roch, Claude, H: Port-Valais, in Port-Valais~~	~~VD~~	~~EU~~
13	6		28	~~Corti, Mario, H: Winterthur, in Bex~~	~~GD~~	~~EU~~
13			28	~~Pope, Ernest J., H: Australien, in Lutry~~	~~D~~	~~EU~~
13	7	20		~~Lüthi, Jean-Marc, H: Bleienbach, in Grandvaux~~	~~VD~~	~~EU~~
14			21	~~Cunliffe, Stephen, H: Vereinigte Staaten, in Pully~~	~~D~~	~~EU~~
14				Burger, Michèle, H: Freienwil, in Nyon	VD	EU
16			46	~~Rubin, Marcel, H: Genève, in Jongny~~	~~VD~~	~~EU~~
17		22		~~Fouse, Jacqualyn, H: Vereinigte Staaten, in Villeneuve VD~~	~~VD~~	~~EU~~
18			44	~~Simpson, George, H: Vereinigtes Königreich, in Dunkeld (UK)~~	~~M~~	~~oZB~~
18		21		~~Chapuis, Philippe, H: Epalinges, in St-Légier-La Chiésaz~~	~~Prok~~	~~KP2~~
19			22	~~Vogt, Peter, H: Bözingen, in Balgach~~	~~StvD~~	~~EU~~
19			41	~~Bloch, Yves Philippe, H: Bern, in Vevey~~	~~VD~~	~~EU~~
20	1		25	~~Cella, Francis C., H: Vereinigte Staaten, in Clarens~~	~~GD~~	~~EU~~
20			32	~~Berryman, Kevin C., H: Vereinigte Staaten, in Lausanne~~	~~StvD~~	~~EU~~
20	9		51	~~Dupont, Dominique, H: Vouvry, in Vouvry~~	~~StvD~~	~~EU~~
20	13			Lüthi, Jean-Marc, H: Bleienbach, in Grandvaux	StvD	EU
21			32	~~Bevan, Paul, H: Vereinigtes Königreich, in St-Légier~~	~~VD~~	~~EU~~
21	18			Chapuis, Philippe, H: Epalinges, in Blonay	Prok	KP2
21				Dupuis, Gilbert, H: Vuarrens, in Cheseaux-sur-Lausanne	Prok	KP2
22	1		49	~~Gut, Rainer E., H: Reiden, in Bassersdorf~~	~~P~~	~~EU~~
22			32	~~Espirito-Santo, Victor M., H: Portugal, in Paudex~~	~~StvD~~	~~EU~~
22	4	34		~~Singh, James, H: Kanada, in La Tour-de-Peilz~~	~~StvD~~	~~EU~~
22		28		~~Raoux-Fontanet, Corinne, H: Frankreich, in Etoy~~	~~VD~~	~~EU~~
22			24	~~Allemann, Felix, H: Rüttenen, in Clarens~~	~~VD~~	~~EU~~
22			41	~~Blaser, Jürg, H: Langnau im Emmental, in Vevey~~	~~VD~~	~~EU~~
22		24		~~Drotz-Jonasson, Christina, H: Schweden, in Lutry~~	~~VD~~	~~EU~~
22	17		29	~~Fouse, Jacqualyn, H: Vereinigte Staaten, in Pully~~	~~VD~~	~~EU~~
22	9			Christiansen, Niels, H: Vereinigte Staaten, in Lutry	StvD	EU
22	1			Vandeghinste, Peter, H: Belgien, in Jongny	VD	EU

Fortsetzung auf Seite 5

Alle Eintragungen

Ei	Er	E.d	Lö	Personenangaben	Eigenschaften	Zeichnungsart
24		31		~~Luthi, Jean-Daniel, H: Renens VD, Langnau im Emmental, in La Croix (Lutry)~~	~~StvD~~	~~EU~~
24				Child-Villiers, Roddy, H: Vereinigtes Königreich, in Lausanne	VD	EU
24				Raffe, Stephen, H: Vereinigtes Königreich, in Lausanne	VD	EU
24	22			Drotz-Jonasson, Christina, H: Schweden, in Lausanne	VD	EU
25			28	~~Conklin, Keith H., H: Kanada, in Unionville (CND)~~	~~ZB~~	~~KU2~~
26			43	~~Cella, Francis C., H: Vereinigte Staaten, in Clarens~~	~~GD~~	~~EU~~
28			52	~~Reichenberger, Wolfgang, H: Ruswil, in La Tour-de-Peilz~~	~~GD~~	~~EU~~
28			43	~~Siegrist, Aldo, H: Vordemwald, in Vevey~~	~~StvD~~	~~EU~~
28	10	49		~~Brabeck-Letmathe, Peter, H: Österreich, in La Tour-de-Peilz~~	~~VP~~	~~EU~~
					~~Del~~	~~EU~~
28	22		52	~~Raoux-Fontanet, Corinne, H: Frankreich, in Denens~~	~~VD~~	~~EU~~
28				Idei, Nobuyuki, H: Japan, in Tokyo (JP)	M	oZB
28				Kudelski, André, H: Prilly, in Lutry	M	oZB
28				Olofsson, Lars, H: Schweden, in Vevey	GD	EU
28				Heggli, Stefan, H: Honau, in Blonay	VD	EU
29			41	~~Hassan, Tahira, H: Kanada, Pakistan, in Villeneuve VD~~	~~StvD~~	~~EU~~
30		37		~~Blondiaux, Philippe, H: Frankreich, in Epalinges~~	~~VD~~	~~EU~~
31		37		~~van Dijk, Frits, H: Niederlande, in Paris (FR)~~	~~StvGD~~	~~EU~~
31	24			Luthi, Jean-Daniel, H: Renens VD, Langnau im Emmental, in La Croix (Lutry)	D	EU
31				Schelling, Thomas, H: St. Gallen, in Blonay	StvD	EU
31				Renou, Gaston, H: Lausanne, in Jongny	VD	EU
32			45	~~Dereux, Laurent, H: Frankreich, in La Tour-de-Peilz~~	~~StvD~~	~~EU~~
32			38	~~Iantosca, Angelo, H: Vereinigte Staaten, in La Tour-de-Peilz~~	~~StvD~~	~~EU~~
32		37		~~Wirz, Hermann, H: Luzern, in Pully~~	~~StvD~~	~~EU~~
33				Bauer, Werner, H: Bundesrepublik Deutschland, in Lutry	GD	EU
34			52	~~Gallagher, James, H: Vereinigtes Königreich, in Territet-Veytaux~~	~~D~~	~~EU~~
34	22			Singh, James, H: Kanada, in Corseaux	D	EU
35			45	~~Young, Vernon, H: Vereinigtes Königreich, in ma (US)~~	~~M~~	~~oZB~~
36			45	~~Pasewald, Wolfgang, H: Oesterreich, in La Tour-de-Peilz~~	~~StvD~~	~~EU~~
37	30		48	~~Blondiaux, Philippe, H: Frankreich, in Vevey~~	~~StvD~~	~~EU~~
37		51		~~Cantarell Rocamora, Luis, H: Spanien, in Lausanne~~	~~StvGD~~	~~EU~~
37	31			van Dijk, Frits, H: Niederlande, in Paris (FR)	GD	EU
37	32			Wirz, Hermann, H: Luzern, in Pully	D	EU
39				Bakus, Paul, H: Vereinigte Staaten, in La Tour-de-Peilz	StvD	EU
40		49		~~Koopmann, Andreas, H: Uster, in Paudex~~	~~M~~	~~oZB~~
40			47	~~Moesgen, Marc, H: Genève, in La Tour-de-Peilz~~	~~VD~~	~~EU~~
41		44		~~Bulcke, Paul, H: Belgien, in Territet~~	~~StvGD~~	~~EU~~
41			46	~~Manghardt, Yves, H: Zürich, in Lutry~~	~~StvD~~	~~EU~~
42			52	~~Marra, Edward A., H: Kanada, in Montreux~~	~~GD~~	~~EU~~
44		49		~~Hänggi, Rolf, H: Nunningen, in Oberägeri~~	M	~~oZB~~
44	41			Bulcke, Paul, H: Belgien, in Territet	GD	EU
44				George, Edward Alan John, H: Vereinigtes Königreich, in Cornwall (UK)	M	oZB
44				Villiger, Kaspar, H: Sins, Pfeffikon, in Muri bei Bern	M	oZB
44				Borel, Daniel, H: Neuchâtel, Couvet, in Apples	M	oZB
44				Müller, Carolina, H: Zürich, in Ebmatingen	M	oZB
45			50	~~Vogt, Peter, H: Bözingen, in Küsnacht ZH~~	~~StvD~~	~~EU~~
45				Cathelin, Hervé, H: Frankreich, in Rivaz	StvD	EU
45				Perez, Maria del Pilar, H: Mexiko, in Clarens	StvD	EU
46				Donati, Carlo, H: Astano, in Belmont-sur-Lausanne	GD	EU
46				Kaelin, Alfred, H: Einsiedeln, in Attalens	StvD	EU
46				Tickle, Robin, H: Saint-Cergue, in Vevey	VD	EU
47				Laube, Richard T., H: Wettingen, Vereinigte Staaten, in Riehen	StvGD	EU
47				Andres Kornprobst, Manuel, H: Spanien, in Vevey	VD	EU

Fortsetzung auf Seite 6

Alle Eintragungen

Ei	Er	E.d	Lö	Personenangaben	Eigenschaften	Zeichnungsart
47				Marmier, Jacques, H: Grandcour, in Corseaux	VD	EU
48				Derder, Karim, H: Saas Almagell, in Corseaux	VD	EU
49	28			Brabeck-Letmathe, Peter, H: Österreich, in La Tour-de-Peilz	P	EU
					Del	EU
49	40			Koopmann, Andreas, H: Zürich, in Paudex	VP	EU
49	44			Hänggi, Rolf, H: Nunningen, in Bäch SZ	VP	EU
49				Blobel, Günter, H: Deutschland, in New York (US)	M	oZB
50			52	~~Grimwood, Paul, H: Vereinigtes Königreich, in Le Mont-Pèlerin~~	~~StvD~~	~~EU~~
50				Cantacuzene, Alexandre, H: Frankreich, in Aubonne	D	EU
51				Polman, Paul, H: Niederlande, in Chêne-Bougeries	GD	EU
51				Frick, David, H: Saanen, in Kilchberg ZH	D	EU
51	37			Cantarell Rocamora, Luis, H: Spanien, in Lausanne	GD	EU
52				Dereux, Laurent, H: Frankreich, in Morges	StvD	EU

Legende

*	Funktionen des statutarischen Exekutivorgans	Del *	Delegierte(r)
AaKonk	Ausseramtl. Konkursverwaltung	EEP	Erweiterte Einzelprokura nach OR 459 II
baHS	beschränkt auf den Hauptsitz	EKP2	Erweiterte Kollektivprokura zu 2 nach OR 459 II
Beistand	Beistand	EP	Einzelprokura
D	Direktor(in)	EU	Einzelunterschrift
GD	Generaldirektor(in)	GF	Geschäftsführer(in)
K *	Kassier(in)	KP2	Kollektivprokura zu zweien
KU2	Kollektivunterschrift zu zweien	Liq	Liquidator(in)
M *	Mitglied	MD	Mitglied der Direktion
MGL	Mitglied der Geschäftsleitung	oZB	ohne Zeichnungsberechtigung
P *	Präsident(in)	Prok	Prokurist(in)
Rev.stelle	Revisionsstelle	Sachwalter	Sachwalter(in)
Sek *	Sekretär(in)	SekNM	Sekretär(in) Nichtmitglied
Spez.Rev.	Revisionsstelle mit begrenztem Mandat	StvD	Stellvertretende(r) Direktor(in)
StvGD	Stellvertretende(r) Generaldirektor(in)	Sup *	Suppleant(in)
VD	Vizedirektor(in)	VoD	Vorsitzende(r) der Direktion
VoGL	Vorsitzende(r) der Geschäftsleitung	VP *	Vize-Präsident(in)
ZB	Zeichnungsberechtigte(r)		

Zug 27.06.2006 14:03:28 / HRAE /
Firmen-Identifikation: 98491

BEGLAUBIGTER AUSZUG

Zug, 27. JUNI 2006

HANDELSREGISTERAMT ZUG

Dieser Auszug aus dem kantonalen Handelsregister hat ohne die nebenstehende Originalbeglaubigung keine Gültigkeit. Er enthält alle gegenwärtig für diese Firma gültigen Eintragungen, sowie alle seit der Führung des Hauptregisters mittels EDV (1995) gültigen und heute gestrichenen Eintragungen. Auf besonderes Verlangen kann auch ein Auszug erstellt werden, der lediglich alle gegenwärtig gültigen Eintragungen enthält.

Bezüglich der letzten, noch nicht publizierten Eintragung liegt die Ermächtigung des Eidgenössischen Amtes für das Handelsregister im Sinne von Art. 115 HRegV vor.

REGISTRE DU COMMERCE DU CANTON DE VAUD

Extrait avec éventuelles radiations

EXTRAIT DU REGISTRE
Report du 26 juin 2000
No réf. R972/00255
N° féd. CH-550-0067293-5

Nestlé S.A.

inscrite le 19 juillet 1905
Société anonyme

Réf.	Raison sociale
1	Nestlé S.A. (Nestlé A.G.) (Nestlé Ltd)

	Siège
1	Vevey + Cham

	Adresse
1	Avenue Nestlé 55

	Dates des statuts		
1	06.05.1971 08.09.1995 (dern. mod.)	31	06.04.2006
6	05.04.2001	32	06.04.2006

	But, observations
1	But: participations à toute entreprise, notamment dans le domaine de l'alimentation et des industries connexes.
32	L'accomplissement des formalités prescrites aux art. 732 à 734 CO a été constaté par acte authentique du 22 juin 2006.

	Organe de publication
1	Feuille officielle suisse du commerce

Réf.	Capital-actions		
	Nominal	Libéré	Actions
1	~~CHF 403'520'000~~	~~CHF 403'520'000~~	~~40'352'000 actions nominatives de CHF 10, avec restrictions quant à la transmissibilité~~
6	~~CHF 403'520'000~~	~~CHF 403'520'000~~	~~403'520'000 actions nominatives de CHF 1, avec restrictions quant à la transmissibilité.~~
32	CHF 400'735'700	CHF 400'735'700	400'735'700 actions nominatives de CHF 1, avec restrictions quant à la transmissibilité.

Réf.			Administrateurs, organe de révision et personnes ayant qualité pour signer		
Inscr.	Mod.	Rad.	Nom et prénom, origine, domicile	Fonctions	Mode de signature
1		4	~~Maucher Helmut, d'Allemagne, à Corseaux~~	~~adm. président~~	~~signature individuelle~~
1		7	~~Gerber Fritz, de Huttwil, à Arlesheim~~	~~adm. vice-président~~	~~signature individuelle~~
1		m 4	~~Gut Rainer E., de Reiden, à Bassersdorf~~	~~adm. vice-président~~	~~signature individuelle~~
1		m 7	~~Brabeck-Letmathe Peter, d'Autriche, à La Tour-de-Peilz~~	~~adm. délégué~~	~~signature individuelle~~
1			Boeckli Peter, de Frauenfeld, à Binningen	adm.	
1		7	~~de Pury David, de Neuchâtel, à Zollikon~~	~~adm.~~	
1		7	~~Domeniconi Reto F., de Zurich, à Blonay~~	~~adm.~~	

Réf.			Administrateurs, organe de révision et personnes ayant qualité pour signer		
Inscr.	Mod	Rad.	Nom et prénom, origine, domicile	Fonctions	Mode de signature
1		22	~~**Dunkel** Arthur, de Merishausen, à Russin~~	~~adm.~~	
1			**Meyers** Jean-Pierre, de France, à Neuilly-sur-Seine (F)	adm.	
1		19	~~**Schmidheiny** Stephan, de Balgach, à Freinbach (SZ)~~	~~adm.~~	
1		22	~~**Simpson** George, de Grande Bretagne, à Perthsire (Royaume-Uni)~~	~~adm.~~	
1		22	~~**Spoerry** Vreni, de Fischenthal, à Horgen~~	~~adm.~~	
1		5	~~**Volcker** Paul A., des USA, à New York (USA)~~	~~adm.~~	
1			**Daniel** Bernard, de Genève, à Jongny	secrétaire hors conseil directeur	signature individuelle
1			**KPMG Klynveld Peat Marwick Goerdeler S.A.**, à Zurich	réviseur	
1		4	~~**Aba** Denis, de France, à La Tour-de-Peilz~~	~~directeur~~	~~signature individuelle~~
1		10	~~**Baechler** Gaston, de Praroman, à Blonay~~	~~directeur~~	~~signature individuelle~~
1			**Frick** Hans Peter, de Zurich, à Gingins	directeur	signature individuelle
1		7	~~**Pope** Ernest J., d'Australie, à Lutry~~	~~directeur~~	~~signature individuelle~~
1			**Castaner** Francisco, d'Espagne, à Pully	directeur général	signature individuelle
1		21	~~**Cella** Francis C., des USA, à Montreux~~	~~directeur général~~	~~signature individuelle~~
1		7	~~**Corti** Mario, de Winterthour, à Bex~~	~~directeur général~~	~~signature individuelle~~
1		29	~~**Garrett** Michael W.O., du Royaume-Uni, à Saint-Légier-La Chiésaz~~	~~directeur général~~	~~signature individuelle~~
1		13	~~**Gasser** Rupert, d'Autriche, à Sainte-Croix~~	~~directeur général~~	~~signature individuelle~~
1		9	~~**Raeber** Robert, de Baden, à Lausanne~~	~~directeur général~~	~~signature individuelle~~
1		24	~~**Represas** Carlos E., du Mexique, à Villeneuve (VD)~~	~~directeur général~~	~~signature individuelle~~
1		4	~~**Véron** Philippe, de France, à Lausanne~~	~~directeur général~~	~~signature individuelle~~
1		5	~~**Andreu** Manuel, d'Espagne, à Chardonne~~	~~directeur adjoint~~	~~signature individuelle~~
1		11	~~**Berryman** Kevin C., des USA, à Lausanne~~	~~directeur adjoint~~	~~signature individuelle~~
1		10	~~**Donati** Carlo, de Lugano, à Belmont-sur-Lausanne~~	~~directeur adjoint~~	~~signature individuelle~~
1		30	~~**Dupont** Dominique, de Vouvry, à Vouvry~~	~~directeur adjoint~~	~~signature individuelle~~
1		5	~~**Fookes** Geoffrey A., du Royaume Uni, à Châtel-Saint-Denis~~	~~directeur adjoint~~	~~signature individuelle~~
1		9	~~**Giraud** Ricardo Ramos, d'Espagne, à Pully~~	~~directeur adjoint~~	~~signature individuelle~~
1		16	~~**Koutaïssoff** Alexandre, de Pully, à Pully~~	~~directeur adjoint~~	~~signature individuelle~~
1		10	~~**Lim** Khing-Fong, de Singapour, à Pully~~	~~directeur adjoint~~	~~signature individuelle~~
1			**Lüthi** Jean-Marc, de Bleienbach, à Grandvaux	directeur adjoint	signature individuelle
1			**Perroud** François-Xavier, d'Attalens, à Villars-sur-Glâne	directeur adjoint	signature individuelle
1			**Rossier** Claude, de Lovens, à Belmont-sur-Lausanne	directeur adjoint	signature individuelle
1		4	~~**Vogt** Peter, de Bözingen, à Balgach~~	~~directeur adjoint~~	~~signature individuelle~~
1		11	~~**Bevan** Paul, du Royaume-Uni, à Saint-Légier-La Chiésaz~~	~~sous-directeur~~	~~signature individuelle~~
1		20	~~**Bloch** Yves-Philippe, de Berne, à Vevey~~	~~sous-directeur~~	~~signature individuelle~~
1			**Burger** Michèle, de Freienwil, à Nyon	sous-directrice	signature individuelle
1		m 4	~~**Christiansen** Niels, des USA, à La Tour-de-Peilz~~	~~sous-directeur~~	~~signature individuelle~~
1			**de Maillardoz** Thierry, de Rue, à Pully	sous-directeur	signature individuelle

Réf.			Administrateurs, organe de révision et personnes ayant qualité pour signer		
Inscr.	Mod.	Rad.	Nom et prénom, origine, domicile	Fonctions	Mode de signature
1		10	~~**Etienne** Edouard, de Praroman, à Steinhausen~~	~~sous-directeur~~	~~signature individuelle~~
1		m 4	~~**Fouse** Jacqualyn, des USA, à Villeneuve (VD)~~	~~sous-directeur~~	~~signature individuelle~~
1			**Oberhänsli** Herbert, d'Engwilen, à Blonay	sous-directeur	signature individuelle
1		30	~~**Renk** Hans-Joerg, de Riehen, à Riehen~~	~~sous-directeur~~	~~signature individuelle~~
1		7	~~**Roch** Claude, de Port-Valais, à Port-Valais~~	~~sous-directeur~~	~~signature individuelle~~
1		25	~~**Rubin** Marcel, de Genève, à Jongny~~	~~sous-directeur~~	~~signature individuelle~~
1		4	~~**Tarnero** Giuseppe, d'Italie, à Blonay~~	~~sous-directeur~~	~~signature individuelle~~
1		m 4	~~**Vandeghinste** Peter, de Belgique, à Corsier-sur-Vevey~~	~~sous-directeur~~	~~signature individuelle~~
1		m 4	~~**Singh** James M., du Canada, à Richmond Hill (CDN)~~		~~signature collective à 2~~
1		7	~~**Weller** Joe, des USA, à San Marino (USA)~~		~~signature collective à 2~~
1			**Chapuis** Philippe, d'Epalinges, à Blonay		procuration collective à 2
1			**Dupuis** Gilbert, de Vuarrens, à Cheseaux-sur-Lausanne		procuration collective à 2
1		m 26	~~**Marmier** Jacques, de Grandcour, à Corseaux~~		~~procuration collective à 2~~
2		7	~~**Conklin** Keith H., du Canada, à Unionville, Ontario (CDN)~~		~~signature collective à 2~~
	4	28	~~**Gut** Rainer E., de Reiden, à Bassersdorf~~	~~adm. président~~	~~signature individuelle~~
	4		**Christiansen** Niels, des USA, à Lutry	directeur adjoint	signature individuelle
4		11	~~**Espirito-Santo** Victor M., du Portugal, à Paudex~~	~~directeur adjoint~~	~~signature individuelle~~
	4	m 13	~~**Singh** James M., du Canada, à La Tour-de-Peilz~~	~~directeur adjoint~~	~~signature individuelle~~
4		5	~~**Allemann** Felix, de Rüttenen, à Montreux~~	~~sous-directeur~~	~~signature individuelle~~
4		20	~~**Blaser** Jürg, de Langnau im Emmental, à Vevey~~	~~sous-directeur~~	~~signature individuelle~~
4		m 5	~~**Drotz-Jonasson** Christina, de Suède, à Lutry~~	~~sous-directrice~~	~~signature individuelle~~
	4	7	~~**Fouse** Jacqualyn, des USA, à Pully~~	~~sous-directeur~~	~~signature individuelle~~
4		m 7	~~**Raoux-Fontanet** Corinne, de France, à Etoy~~	~~sous-directrice~~	~~signature individuelle~~
	4		**Vandeghinste** Peter, de Belgique, à Jongny	sous-directeur	signature individuelle
5		m 10	~~**Luthi** Jean-Daniel, de Renens (VD), à Lutry~~	~~directeur adjoint~~	~~signature individuelle~~
5			**Child-Villiers** Roddy, du Royaume-Uni, à Lausanne	sous-directeur	signature individuelle
	5		**Drotz-Jonasson** Christina, de Suède, à Lausanne	sous-directrice	signature individuelle
5			**Raffe** Stephen, du Royaume-Uni, à Lausanne	sous-directeur	signature individuelle
	7	m 28	~~**Brabeck-Letmathe** Peter, d'Autriche, à La Tour-de-Peilz~~	~~adm. vice président délégué~~	~~signature individuelle~~
7			**Idei** Nobuyuki, du Japon, à Tokyo (J)	adm.	
7			**Kudelski** André, de Prilly, à Lutry	adm.	
7			**Olofsson** Lars, de Suède, à Vevey	directeur général	signature individuelle
7		m 23	~~**Reichenberger** Wolfgang, de Ruswil, à La Tour-de-Peilz~~	~~directeur général~~	~~signature individuelle~~
7		21	~~**Siegrist** Aldo, de Vordemwald, à Vevey~~	~~directeur adjoint~~	~~signature individuelle~~
7		20	~~**Hassan** Tahira, du Canada, à Villeneuve (VD)~~	~~directrice adjointe~~	~~signature individuelle~~
7			**Heggli** Stefan, de Honau, à Blonay	sous-directeur	signature individuelle
	7	30	~~**Raoux-Fontanet** Corinne, de France, à Denens~~	~~sous-directrice~~	~~signature individuelle~~
9		m 16	~~**Blondiaux** Philippe, de France, à Epalinges~~	~~sous-directeur~~	~~signature individuelle~~
	10		**Luthi** Jean-Daniel, de Renens (VD), à Lutry	directeur	signature individuelle
10		m 16	~~**Van Dijk** Frits, des Pays-Bas, à Paris (France)~~	~~directeur général adjoint~~	~~signature individuelle~~

Réf.			Administrateurs, organe de révision et personnes ayant qualité pour signer		
Inscr.	Mod.	Rad.	Nom et prénom, origine, domicile	Fonctions	Mode de signature
10			**Schelling** Thomas, de Saint-Gall, à Blonay	directeur adjoint	signature individuelle
10			**Renou** Gaston, de Lausanne, à Jongny	sous-directeur	signature individuelle
11		24	~~**Dereux** Laurent, de France, à La Tour-de-Peilz~~	~~directeur adjoint~~	~~signature individuelle~~
11		17	~~**Iantosca** Angelo, des USA, à La Tour-de-Peilz~~	~~directeur adjoint~~	~~signature individuelle~~
11		m 16	~~**Wirz** Hermann, de Lucerne, à Pully~~	~~directeur adjoint~~	~~signature individuelle~~
12			**Bauer** Werner, d'Allemagne, à Lutry	directeur général	signature individuelle
13		30	~~**Gallagher** James, du Royaume-Uni, à Montreux~~	~~directeur~~	~~signature individuelle~~
	13		**Singh** James M., du Canada, à Corseaux	directeur	signature individuelle
14		24	~~**Young** Vernon, des USA, à Wellesley (USA)~~	~~adm.~~	
15		24	~~**Pasewald** Wolfgang, d'Autriche, à La Tour-de-Peilz~~	~~directeur adjoint~~	~~signature individuelle~~
	16		**Van Dijk** Frits, des Pays-Bas, à Paris (France)	directeur général	signature individuelle
	16		**Wirz** Hermann, de Lucerne, à Pully	directeur	signature individuelle
16		m 30	~~**Cantarell Rocamora** Luis, d'Espagne, à Lausanne~~	~~directeur général adjoint~~	~~signature individuelle~~
	16	27	~~**Blondiaux** Philippe, de France, à Vevey~~	~~directeur adjoint~~	~~signature individuelle~~
18			**Bakus** Paul, des USA, à La Tour-de-Peilz	directeur adjoint	signature individuelle
19		m 28	~~**Koopmann** Andreas, d'Uster, à Paudex~~	~~adm.~~	
19		26	~~**Moesgen** Marc, de Genève, à La Tour-de-Peilz~~	~~sous-directeur~~	~~signature individuelle~~
20		m 22	~~**Bulcke** Paul, de Belgique, à Montreux~~	~~directeur général adjoint~~	~~signature individuelle~~
20		25	~~**Manghardt** Yves, de Zurich, à Lutry~~	~~directeur adjoint~~	~~signature individuelle~~
21		30	~~**Marra** Edward A., du Canada, à Montreux~~	~~directeur général~~	~~signature individuelle~~
22			**Borel** Daniel, de Neuchâtel, à Apples	adm.	
22			**George** Edward, du Royaume-Uni, à St. Tudy (Royaume-Uni)	adm.	
22		m 28	~~**Hänggi** Rolf, de Nunningen, à Oberägeri~~	~~adm.~~	
22			**Müller** Carolina, de Zurich, à Maur	adm.	
22			**Villiger** Kaspar, de Sins, à Muri bei Bern	adm.	
	22		**Bulcke** Paul, de Belgique, à Montreux	directeur général	signature individuelle
	23	30	~~**Reichenberger** Wolfgang, de Ruswil, à Genève~~	~~directeur général~~	~~signature individuelle~~
24			**Cathelin** Hervé, de France, à Rivaz	directeur adjoint	signature individuelle
24		29	~~**Vogt** Peter, de Biel (BE), à Küsnacht (ZH)~~	~~directeur adjoint~~	~~signature individuelle~~
24			**Perez** Maria del Pilar, du Mexique, à Montreux	directrice adjointe	signature individuelle
25			**Donati** Carlo, d'Astano, à Belmont-sur-Lausanne	directeur général	signature individuelle
25			**Kaelin** Alfred, d'Einsiedeln, à Attalens	directeur adjoint	signature individuelle
25			**Tickle** Robin, de Saint-Cergue, à Vevey	sous-directeur	signature individuelle
26			**Laube** Richard, de Wettingen, à Riehen	directeur général adjoint	signature individuelle
26			**Andres Kornprobst** Manuel, d'Espagne, à Vevey	sous-directeur	signature individuelle
	26		**Marmier** Jacques, de Grandcour, à Corseaux	sous-directeur	signature individuelle
27			**Derder** Karim, de Saas Almagell, à Corseaux	sous-directeur	signature individuelle
	28		**Brabeck-Letmathe** Peter, d'Autriche, à La Tour-de-Peilz	adm. président délégué	signature individuelle
	28		**Hänggi** Rolf, de Nunningen, à Wollerau	adm. vice-président	signature individuelle
	28		**Koopmann** Andreas, de Zurich, à Paudex	adm. vice-président	signature individuelle
28			**Blobel** Günter, d'Allemagne, à New York (USA)	adm.	
29			**Cantacuzene** Alexandre, de France, à Aubonne	directeur	signature individuelle
29		30	~~**Grimwood** Paul, du Royaume-Uni, à Chardonne~~	~~directeur adjoint~~	~~signature individuelle~~
	30		**Cantarell Rocamora** Luis, d'Espagne, à Pully	directeur général	signature individuelle
30			**Polman** Paul, des Pays-Bas, à Chêne-Bougeries	directeur général	signature individuelle

Réf.			Administrateurs, organe de révision et personnes ayant qualité pour signer		
Inscr.	Mod.	Rad.	Nom et prénom, origine, domicile	Fonctions	Mode de signature
30			Frick David, de Saanen, à Kilchberg (ZH)	directeur	signature individuelle
30			Dereux Laurent, de France, à Morges	directeur adjoint	signature individuelle

Réf.	JOURNAL		PUBLICATION FOSC		Réf.	JOURNAL		PUBLICATION FOSC	
	Numéro	Date	Date	Page		Numéro	Date	Date	Page
0		report			1	1815	01.05.2000	15.05.2000	3268
2	7060	03.07.2000	14.07.2000	4830	3	8002	04.08.2000	17.08.2000	5613
4	9528	20.09.2000	04.10.2000	6775	5	11531	11.11.2000	21.11.2000	7905
6	5023	04.05.2001	10.05.2001	3533	7	8673	20.08.2001	24.08.2001	6527
8	9032	Rectification	05.09.2001	6897	9	11309	30.10.2001	05.11.2001	8662
10	2845	13.03.2002	19.03.2002	14	11	4379	30.04.2002	06.05.2002	15
12	5490	04.06.2002	10.06.2002	15	13	9058	23.09.2002	27.09.2002	15
14	9310	01.10.2002	07.10.2002	16	15	11193	20.11.2002	26.11.2002	15
16	915	27.01.2003	31.01.2003	14	17	3007	24.03.2003	28.03.2003	17
18	4677	12.05.2003	16.05.2003	13	19	9373	07.10.2003	13.10.2003	16
20	10730	13.11.2003	19.11.2003	14	21	3891	14.04.2004	20.04.2004	14
22	7239	12.07.2004	16.07.2004	14	23	9442	09.09.2004	15.09.2004	13
24	11877	18.11.2004	24.11.2004	15	25	12638	07.12.2004	13.12.2004	17
26	4354	22.04.2005	28.04.2005	17	27	6449	14.06.2005	20.06.2005	19
28	8119	21.07.2005	27.07.2005	15	29	10600	30.09.2005	06.10.2005	16
30	34	03.01.2006	09.01.2006	19	31	4151	10.04.2006	18.04.2006	16
32	7035	26.06.2006							

Inscription non encore publiée mais approuvée par l'office fédéral du registre du commerce (art. 115, al. 2 ORC)

Moudon, le 27 juin 2006

REGISTRE DU COMMERCE VAUD

LIBERTÉ ET PATRIE

Copie certifiée conforme

27 JUIN 2006

Le préposé

p.o. [signature]

Fin de l'extrait

Seul un extrait certifié conforme, signé et muni du sceau du registre, a une valeur légale.

RECEIVED
2006 JUL -3 P 1:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

STATUTS DE NESTLÉ S.A.

I. Raison sociale, But, Durée, Sièges

Article 1

La Société est une société anonyme constituée et organisée conformément au Code des obligations de la Confédération suisse. Sa raison sociale est: Raison sociale

Nestlé S.A.
Nestlé AG
Nestlé Ltd.

Article 2

1 La Société a pour but la participation à des entreprises industrielles, commerciales et financières en Suisse et à l'étranger, notamment dans le domaine de l'alimentation et des industries connexes. But

2 La Société peut fonder elle-même de telles entreprises ou participer à des entreprises déjà existantes, les financer et en favoriser le développement.

3 La Société peut faire toutes opérations qui, de l'avis de son Conseil d'administration, sont favorables à son but ou utiles au placement de ses disponibilités.

Article 3

La durée de la Société est illimitée. Durée

Article 4

Les sièges sociaux sont à Cham et à Vevey, Suisse. Sièges

II. Capital-actions

Article 5

Le capital-actions est de CHF 400'735'700.– (CHF quatre cent millions sept cent trente-cinq mille sept cents) divisé en 400'735'700 actions nominatives d'une valeur nominale de CHF 1 chacune, entièrement libérées. Capital-actions

Article 5 bis

Capital-actions conditionnel

[1] Par l'exercice de droits de conversion ou d'option, le capital-actions de la Société peut être augmenté de CHF 10 000 000 (CHF dix millions) au maximum par l'émission d'un maximum de 10 000 000 d'actions nominatives d'une valeur nominale de CHF 1 chacune, entièrement libérées.

[2] Ont le droit d'acquérir des actions nouvelles les porteurs d'obligations convertibles issues d'emprunts convertibles futurs ou de droits d'option issus d'emprunts à option futurs.

[3] Le droit de souscription préférentiel des actionnaires est supprimé pour ces actions nouvelles.

[4] Les nouvelles actions sont sujettes, dès leur émission lors de l'exercice des droits de conversion ou d'option, aux restrictions prévues à l'article 6.

[5] Le droit des actionnaires de souscrire aux emprunts convertibles ou à option, lors de leur émission, peut être limité ou supprimé par le Conseil d'administration, si :

a) l'émission au moyen de prise ferme par un consortium avec placement ultérieur dans le public paraît être la forme d'émission la plus appropriée à ce moment, notamment en ce qui concerne les conditions d'émission ;

Ou

b) si l'emprunt convertible ou à option doit être émis en relation avec l'acquisition d'entreprises, de parties d'entreprises ou des prises de participation.

[6] Les emprunts convertibles ou à option qui, selon la décision du Conseil d'administration, ne sont pas offerts pour souscription aux actionnaires sont soumis aux conditions suivantes:

a) Les droits de conversion ne peuvent être exercés que pendant 15 ans au maximum, les droits d'option que pendant 7 ans dès la date d'émission de l'emprunt y relatif.

b) L'émission de nouvelles actions se fait selon les conditions de conversion ou d'option applicables. Les emprunts convertibles ou à option doivent être émis conformément aux conditions usuelles du marché (y compris les conditions usuelles du marché relatives à la protection contre la dilution). Le prix de conversion ou d'option doit correspondre au moins à la moyenne des cours de clôture de la SWX Swiss Exchange pendant les 5 jours précédant la détermination des conditions d'émission définitives pour l'emprunt convertible ou à option en question.

Article 6

Actions; Registre des actions; exercice du droit; restrictions statutaires

[1] La Société émet des actions nominatives ou certificats comprenant plusieurs actions nominatives qui sont établis au nom du propriétaire.

[2] Les actions sont signées par deux membres du Conseil d'administration. Ces deux signatures peuvent être apposées au moyen d'un fac-similé.

[3] La Société tient un Registre des actions qui mentionne le nom et l'adresse des propriétaires ou des usufruitiers. Tout changement d'adresse doit être communiqué à la Société.

[4] Le Registre des actions contient deux rubriques : "actionnaires sans droit de vote" et "actionnaires avec droit de vote". Est seule reconnue comme actionnaire ou usufruitier par la Société la personne valablement inscrite dans l'une des deux rubriques. Seule cette personne peut exercer les droits découlant de ses actions à l'égard de la Société, sous réserve des restrictions statutaires prévues aux art. 6 al. 6 et 14. L'actionnaire sans droit de vote ne peut exercer ni le droit de vote qui découle de l'action ni les autres droits attachés au droit de vote. L'actionnaire avec droit de vote peut exercer tous les droits liés à l'action. L'exercice de tout droit découlant d'une action implique l'adhésion aux statuts de la Société.

[5] Après acquisition d'actions, et suite à la demande de reconnaissance comme actionnaire, tout acquéreur est considéré comme actionnaire sans droit de vote jusqu'à sa reconnaissance par la Société comme actionnaire avec droit de vote. Si la Société ne refuse pas la demande de reconnaissance de l'acquéreur dans les vingt jours, celui-ci est réputé être actionnaire avec droit de vote.

[6] Sous réserve de l'art. 14, les dispositions suivantes s'appliquent:

a) Aucune personne, physique ou morale, ne peut être inscrite, en tant qu'actionnaire avec droit de vote pour les actions qu'il détient, directement ou indirectement, pour plus de 3% du capital-actions, sous réserve de l'article 685d al. 3 CO. Les personnes morales unies entre elles par le capital, les voix, la direction ou de toute autre manière, ainsi que toutes les personnes, physiques ou morales, qui forment une entente ou un syndicat ou qui se concertent de toute autre manière aux fins de contourner cette limitation comptent pour une personne.

b) La limitation de 3% indiquée ci-dessus s'applique aussi aux actions souscrites ou acquises par usage de droits de souscription, d'option ou de conversion attachés à des actions

ou à d'autres titres émis par la Société ou par des tiers.

c) La limitation qui précède ne s'applique pas à la souscription d'actions de réserve ou lors d'acquisitions par échange de titres.

d) Le Conseil d'administration peut refuser, sous réserve des dispositions de la lettre e) ci-après, l'inscription au Registre des actions si, sur sa demande, l'acquéreur n'a pas déclaré expressément avoir acquis les actions en son propre nom et pour son propre compte.

e) En vue de faciliter la négociabilité en bourse des actions, le Conseil d'administration peut, par voie de règlement ou dans le cadre de conventions passées avec des institutions boursières ou financières, admettre l'inscription à titre fiduciaire ainsi que déroger à la limitation de 3% indiquée ci-dessus.

f) Le Conseil d'administration peut annuler avec effet rétroactif, après avoir entendu la personne concernée, l'inscription d'actionnaires détenant des actions en violation des règles qui précèdent.

7 Pour déterminer le droit à la participation et le pouvoir de représentation des actionnaires aux Assemblées générales (art. 14), l'état des inscriptions au Registre des actions le vingtième jour avant la tenue de l'Assemblée générale fait foi.

Article 7

Actions à impression différée

1 La Société peut renoncer à l'impression et à la livraison des titres. L'actionnaire a néanmoins la faculté d'exiger en tout temps de la Société que des titres pour ses actions soient imprimés et livrés sans frais.

2 Des actions non incorporées dans un titre et les droits y afférents non incorporés dans un titre ne peuvent être transférés que par cession. Pour être valable, la cession doit être notifiée à la Société.

3 Les actions ou les droits y afférents non incorporés dans un titre, qui sont administrés par une banque sur mandat de l'actionnaire, ne peuvent être transférés que par l'intermédiaire de cette banque et ne peuvent être mis en gage qu'au profit de cette banque.

Article 8

Publications

Les publications prescrites par la loi, de même que toutes les communications de la Société, sont faites valablement par

insertion dans la "Feuille Officielle Suisse du Commerce", à Berne, la communication spéciale prévue à l'art. 696 al. 2 du Code des obligations demeurant réservée.

III. Organisation de la Société

A. Assemblée générale

Article 9

Pouvoirs de l'Assemblée générale

1 L'Assemblée générale des actionnaires est le pouvoir suprême de la Société.

2 Ses décisions, conformes à la loi et aux présents statuts, sont obligatoires pour tous les actionnaires.

Article 10

Assemblée générale ordinaire

L'Assemblée générale ordinaire des actionnaires a lieu chaque année dans les six mois qui suivent la clôture de l'exercice.

Article 11

Convocation de l'Assemblée générale

1 L'Assemblée générale est convoquée par le Conseil d'administration et, au besoin, par les réviseurs, ainsi que dans les cas prévus par la loi.

2 Le Conseil d'administration est tenu de convoquer une Assemblée générale extraordinaire à la demande de l'Assemblée générale ou à la demande écrite faite, avec indication des objets ainsi que des propositions devant figurer à l'ordre du jour, par un ou plusieurs actionnaires avec droit de vote représentant ensemble le dixième au moins du capital-actions. L'Assemblée générale extraordinaire doit avoir lieu dans les quarante jours qui suivent la demande de convocation.

Article 12

Mode de convocation

1 La convocation aux Assemblées générales ordinaires ou extraordinaires se fait par avis inséré dans le journal mentionné à l'art. 8, vingt jours au moins avant la date de la réunion.

2 La convocation mentionne les objets portés à l'ordre du jour ainsi que les propositions du Conseil d'administration et des actionnaires qui ont demandé la convocation d'une Assemblée générale (art. 11) ou l'inscription d'un objet à l'ordre du jour (art. 20).

Article 13

Présidence de l'Assemblée générale; procès-verbal

1 L'Assemblée générale est présidée par le Président ou un membre du Conseil d'administration.

2 Le Secrétaire du Conseil rédige le procès-verbal de l'Assemblée générale.

Article 14

Droit de vote et représentation des actionnaires

1 Chaque action donne droit à une voix. Le droit de vote est soumis aux conditions prévues à l'article 6.

2 Chaque actionnaire inscrit comme actionnaire avec droit de vote au Registre des actions peut faire représenter ses actions à l'Assemblée générale par un autre actionnaire inscrit comme actionnaire avec droit de vote.

3 Lors de l'exercice du droit de vote, aucun actionnaire ne peut réunir sur sa personne, directement ou indirectement, de par les actions qui lui appartiennent ou qu'il représente, plus de 3% de l'ensemble du capital-actions. Les personnes morales unies entre elles par le capital, les voix, la direction ou de toute autre manière, ainsi que les personnes physiques ou morales agissant de concert aux fins de contourner cette limitation comptent pour un actionnaire.

4 La limitation qui précède ne s'applique pas aux actions reçues et détenues par un actionnaire par suite d'une acquisition visée à l'article 6, alinéa 6, lettre c).

5 Afin de permettre l'exercice du droit de vote attribué aux actions déposées auprès des banques, le Conseil d'administration peut, par voie de règlement ou de conventions avec des banques, déroger à la limitation prévue dans cet article. Il peut aussi déroger à cette limitation dans le cadre du règlement ou des conventions mentionnés à l'article 6, alinéa 6, lettre e). De plus, la limitation ne s'applique pas à l'exercice du droit de vote selon l'art. 689c CO relatif à la représentation par un membre d'un organe de la Société et par une personne indépendante.

Article 15

Quorum et décisions:
1. En général

1 L'Assemblée générale est régulièrement constituée quel que soit le nombre des actionnaires présents ou des actions représentées, sauf disposition contraire des statuts.

2 Sous réserve des dispositions des articles 16 et 17 ci-après, l'Assemblée générale prend ses décisions et procède aux élections à la majorité absolue des voix attribuées aux actions

représentées. En cas d'égalité des voix, le sort est décisif pour une élection; pour les autres questions, le Président de l'Assemblée départage les voix.

[3] Sont toutefois réservées les dispositions contraires impératives de la loi.

Article 16

2. Quorum particulier

[1] La présence d'actionnaires représentant la moitié au moins du capital-actions est nécessaire pour:

- modifier la raison sociale,
- étendre ou restreindre le cercle des opérations sociales,
- transférer les sièges,
- fusionner avec une autre société,
- émettre des actions de priorité,
- supprimer ou modifier les droits de priorité afférents à de telles actions,
- émettre ou supprimer des bons de jouissance.

[2] Lorsqu'une première Assemblée générale ne réunit pas la moitié de toutes les actions, une seconde Assemblée peut être tenue immédiatement après la première, laquelle statuera valablement à la majorité absolue des votes émis, quel que soit le nombre des actions représentées.

Article 17

3. Quorum particulier et majorité qualifiée

[1] La présence d'actionnaires représentant au moins les deux tiers du capital-actions est nécessaire pour modifier les dispositions statutaires relatives à l'inscription du droit de vote (art. 6, alinéa 6), à la limitation du droit de vote à l'Assemblée générale (art. 14 alinéas 3, 4 et 5), au nombre d'administrateurs (art. 22) et à la durée du mandat (art. 23), ainsi que pour transférer les sièges à l'étranger, dissoudre la Société et révoquer plus d'un tiers des administrateurs.

[2] Ces décisions doivent être prises à la majorité des trois quarts des actions représentées à l'Assemblée.

Article 18

Votations et élections

Sans préjudice du principe énoncé à l'art. 14, al. 1, les votations se font à main levée à moins que le scrutin secret ne soit ordonné par le Président de l'Assemblée ou demandé par la majorité des actionnaires présents.

Article 19

Aucune décision ne peut être prise par l'Assemblée générale sur des objets qui ne figurent pas à l'ordre du jour sauf sur:

Objets ne figurant pas à l'ordre du jour

- la convocation d'une Assemblée générale extraordinaire; ou
- l'institution d'un contrôle spécial.

Il n'est pas nécessaire d'annoncer avant l'Assemblée les propositions qui ne seront pas suivies d'un vote.

Article 20

Un ou plusieurs actionnaires représentant des actions avec droit de vote totalisant une valeur nominale de 1 million de francs peuvent requérir l'inscription d'un objet à l'ordre du jour de l'Assemblée générale; cette requête doit être communiquée par écrit en indiquant les propositions au Conseil d'administration au plus tard 45 jours avant l'Assemblée.

Droit des actionnaires de compléter l'ordre du jour

Article 21

Les attributions suivantes appartiennent exclusivement à l'Assemblée générale:

Attributions de l'Assemblée générale

a) approuver le rapport annuel et les comptes annuels de la Société;

b) approuver les comptes de groupe;

c) donner décharge aux membres du Conseil d'administration et à la direction;

d) déterminer l'emploi du bénéfice résultant du bilan de la Société, en particulier fixer le dividende;

e) nommer et révoquer les membres du Conseil d'administration, l'organe de révision des comptes annuels de la Société et les réviseurs des comptes de groupe;

f) adopter et modifier les statuts;

g) prendre toutes les décisions qui lui sont réservées par la loi ou les statuts.

B. Conseil d'administration

Article 22

Le Conseil d'administration se compose de sept membres au

Nombre d'administrateurs

moins et de dix-neuf au plus qui doivent être actionnaires.

Article 23

Durée du mandat

1 Les membres du Conseil d'administration sont élus pour cinq ans et le Conseil est renouvelé chaque année par fractions, si possible égales, de façon qu'après une période de cinq ans, tous les membres aient été soumis à une réélection.

2 En cas d'augmentation ou de diminution du nombre de ses membres, le Conseil d'administration fixe le nouvel ordre de rotation. De ce fait, la durée du mandat de certains membres pourra être inférieure à cinq ans.

3 Lorsque, avant l'expiration de cette période, il est pourvu pour n'importe quelle cause au remplacement d'administrateurs, le mandat des nouveaux élus expire au terme régulier du mandat de leurs prédécesseurs.

4 Les membres sortant de charge sont immédiatement rééligibles.

5 On entend par une année le temps qui s'écoule d'une Assemblée générale ordinaire à la suivante.

Article 24

Organisation du Conseil d'administration; indemnité

1 Le Conseil d'administration élit son Président et un ou deux Vice-Présidents. Il désigne le Secrétaire et son suppléant qui peuvent être choisis hors du Conseil.

2 Le Conseil d'administration règle dans un Règlement d'organisation selon l'art. 28 al. 2 la répartition des pouvoirs et définit son organisation.

3 Les membres du Conseil d'administration reçoivent pour leur activité une indemnité dont le montant est fixé par le Conseil d'administration.

Article 25

Convocation et décisions

1 Le Conseil d'administration se réunit sur convocation du Président.

2 Le Président ou le membre du Conseil qu'il désigne est tenu de convoquer immédiatement le Conseil à la demande écrite et motivée d'un membre.

3 Les décisions sont prises et les élections ont lieu à la majorité des membres présents à la séance; en cas d'égalité des voix, le Président de la séance a voix prépondérante.

[4] Les décisions du Conseil d'administration peuvent être valablement prises en la forme d'une approbation écrite (lettre, télécopie ou autre) donnée à une proposition par la majorité des membres du Conseil, à moins que l'un d'eux ne requière la discussion.

Article 26

Pouvoirs du Conseil d'administration

Le Conseil d'administration dirige toutes les affaires de la Société en tant qu'elles ne sont pas réservées à l'Assemblée générale ou ne sont pas déléguées conformément au Règlement d'organisation selon l'art. 28 al. 2.

Article 27

Attributions du Conseil d'administration

Le Conseil d'administration a les attributions intransmissibles et inaliénables suivantes:

a) il exerce la haute direction de la Société, en particulier gère, administre et surveille les affaires et établit les instructions nécessaires;

b) il fixe l'organisation dans un Règlement d'organisation selon l'art. 28 al. 2;

c) il fixe les principes de la comptabilité et du contrôle financier;

d) il nomme et révoque les personnes chargées de la gestion et confère le droit de signature aux personnes représentant la Société;

e) il exerce la haute surveillance sur les personnes chargées de la gestion pour s'assurer notamment qu'elles observent la loi, les statuts, les règlements et les instructions données;

f) il établit le rapport de gestion conformément aux dispositions légales;

g) il prépare l'Assemblée générale et exécute ses décisions;

h) il détermine le mode de paiement du dividende;

i) il est autorisé à créer et supprimer des succursales;

j) il informe le juge en cas de surendettement.

Article 28

Délégation des pouvoirs

[1] Le Conseil d'administration peut constituer dans son sein un Comité chargé de préparer et d'exécuter ses décisions ou de surveiller certaines affaires. Le Conseil d'administration veille à ce

qu'il soit convenablement informé.

[2] Le Conseil d'administration peut déléguer tout ou partie de la gestion à un ou plusieurs de ses membres, au Comité, ou à des tiers, conformément au Règlement d'organisation.

Article 29

Le Conseil d'administration peut conférer le pouvoir de signer au nom de la Société à des directeurs généraux, directeurs, directeurs adjoints, sous-directeurs, fondés de pouvoirs, mandataires commerciaux et autres mandataires. La signature peut être individuelle ou collective.

Direction; signature sociale

C. Organe de révision

Article 30

L'Assemblée générale élit, pour une durée de trois ans, un ou plusieurs réviseurs des comptes annuels de la Société et un ou plusieurs réviseurs des comptes de groupe, indépendants de la Société, qui possèdent les qualifications professionnelles particulières exigées par la loi.

Nombre des réviseurs; durée du mandat

Article 31

Les réviseurs vérifient les comptes annuels de la Société, respectivement les comptes de groupe, et présentent leurs rapports à l'Assemblée générale. Leurs droits et leurs obligations sont définis par les dispositions du Code des obligations.

Droits et obligations des réviseurs

IV. Rapport de gestion et répartition du bénéfice résultant du bilan

Article 32

L'exercice annuel commence le premier janvier et finit le trente-et-un décembre.

Exercice annuel

Article 33

Le Conseil d'administration établit pour chaque exercice un rapport de gestion qui se compose des comptes annuels de la Société, du rapport annuel et des comptes de groupe.

Rapport de gestion

Article 34

Sous réserve des dispositions impératives de la loi, l'Assemblée générale détermine librement l'emploi du bénéfice résultant du bilan de la Société.

Emploi du bénéfice résultant du bilan de la Société

V. Réserves

Article 35

L'Assemblée générale détermine l'emploi de la réserve générale.

Emploi de la réserve générale

VI. Disposition transitoire

Article 36

Disposition transitoire

[1] Le Conseil d'administration est mandaté afin d'établir un projet de révision totale des statuts de la Société.

[2] La révision des statuts de la Société sera soumise aux actionnaires lors de l'Assemblée générale ordinaire de 2007 ou plus tard. La résolution des actionnaires sur cette révision doit être prise à la majorité des deux tiers des voix attribuées aux actions représentées à cette Assemblée. Les exigences de majorité qualifiée et de quorum particulier des art. 16 et 17 ne seront pas applicables à un tel vote.

STATUTS MODIFIES PAR L'ASSEMBLEE GENERALE ORDINAIRE DU 6 AVRIL 2006

Légalisation No 16'502.-

Je soussigné, PATRICK de PREUX, notaire à Lausanne, avenue du Théâtre numéro sept (Vaud – Suisse), pour le canton de Vaud, atteste que les présents statuts de Nestlé AG, avec siège à Cham/Vevey, ont été acceptés lors de l'assemblée générale du six avril deux mille six et que les modifications décidées par l'assemblée générale (y compris le capital-actions réduit) y figurent littéralement.

Lausanne, le vingt-deux juin deux mille six.

Légalisation No 16'503.-

Sur la base d'une comparaison de signature, je soussigné, PATRICK de PREUX, notaire à Lausanne (Vaud – Suisse), pour le canton de Vaud, certifie l'authenticité de la signature apposée, d'autre part, par Monsieur Peter BRABECK-LETMATHE, domicilié à La Tour-de-Peilz, qui engage valablement « Nestlé SA », société anonyme ayant ses sièges à Vevey et Cham, par sa signature individuelle.

Lausanne, le vingt-deux juin deux mille six.

PATRICK de PREUX NOTAIRE

STATUTS CONFORMES

L'atteste:

PATRICK de PREUX NOTAIRE